UNITED STATES
                       Securities and Exchange Commission
                             Washington, DC. 20549

                                  FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                       39
and
THE INVESTMENT COMPANY ACT OF 1940                                            27


The Valley Forge  Fund, Inc.
(Exact Name of Registrant as Specified in Charter)
1375 Anthony Wayne Dr.  Wayne, PA  19087
(Address of Principal Executive Offices)

610-688-6839
(Registrants Telephone Number)

Bernard B. Klawans  1375 Anthony Wayne Dr  Wayne PA. 19087
(Name and Address of Agent for Service)


Approximate Date of Proposed Public Offering ON 02/28/03
            pursuant to rule 485 pparagraph (b) POS



Calculation of Registration Fee Under the Securities Act of 1933

 Title of Securities    Amount Being   Proposed Max   Proposed Max     Amount of
  being Registered       Registered      Offering      Aggregate       Registra-
                                          Price      Offering Price    tion  Fee

                    None being requested at this time.



















INVESTMENT ADVISER:

Valley Forge Nanagement Corporation
1375 Anthony Wayne Drive
Wayne PA 19087



INDEX:

RISK/RETURN SUMMARY
 Fund Investment Objectives/Goals ... 2
 Principal Investment Strategies .... 2
 Principal Investment Risks ......... 2
 Risk/Return Bar Chart & Table ...... 2

FEES & EXPENSES ..................... 3
OBJECTIVES, STRATEGIES & RISKS                     VALLEY FORGE FUND, INC.
 Investment Objectives .............. 3
 Principal Investment Strategies .... 3
 Risks .............................. 4
FUND PERFORMAMCE .................... 4                  Prospectus
MANAGEMENT .......................... 4              February 28, 2003
CAPITAL STOCK ....................... 5
SHAREHOLDER INFORMATION  ............ 5
PURCHASES & REDEMPTIONS
 Purchase of Shares ................  5
 Redemption of Fund Shares .........  6   Like all mutual funds, the Securities
DIVIDENDS & DISTRIBUTIONS ........... 6   & Exchange Commission has not approv-
TAX CONSEQUENCES .................... 6   ed or disaproved the security offered
DISTRIBUTION ARRANGEMENTS ........... 7   in this Prospectus and has not passed
FINANCIAL HIGHLIGHTS ................ 7   upon the accuracy or adequacy of this
WHERE TO GO FOR MORE INFORMATION .... 8   Prospectus.   Any  representation  to
WHY YOU SHOULD READ THIS PROSPECTUS . 8   the contrary is a criminal offence.





























                              RISK/RETURN SUMMARY

                      Fund Investment Objectives/Goals
The Fund seeks to provide appreciation through investment in common stocks and securities convertible into common stocks.

                        Principal Investment Strategies
Security selections recommended by our Investment Advisor include companies that have shown a general upturn in earnings accompanied by dividend increases. The Advisor also recommends companies that either lead or are in the process of becoming leaders in their fields of endeavor. On occasion, companies will be recommended because research and discussions with management indicate that the stock price appears to be significantly undervalued.

                           Principal Investment Risks
Narrative Risk Disclosure: The Fund's total return, like stock prices generally, goes up and down such that an investor may lose money over short and even long periods of time. The Fund is also subject to manager risk, which is the chance that, in spite of Fund investment strategies, poor security selection will cause the Fund to under perform other Funds with similar investment objectives.

Temporary Defensive Position: Because of the conservative intent of Fund manage-ment, the Fund may invest in large amounts of money market securities to defend capital during such times that periods of falling common stock prices are ex-pected. These investment decisions made by the Adviser to defend capital may reduce shareholder potential profits in extended periods of rising common stock prices. The Fund was 28% in money markets at the end of 2002.

Non-diversification Policy: The Fund is non-diversified which means that it may invest a relatively high percentage of its assets in a limited number of se-curities. As a result, the Fund may be more susceptible to a single negative economitical or regulatory occurrence. The Fund seeks only enough diversi-fica-tion in its security selections to maintain its federal non-taxable status under Sub-Chapter M of the Internal Revenue Code.

                       Risk/Return Bar Chart and Table
Bar Chart: The Bar Chart provides indications of the risk of investing in the Fund by giving its performance in each of the past 10 years where the highest return for a calendar quarter was 11.43% (quarter ended June 2001) & the lowest return was -15.11% (quarter ended September 2002). Please keep in mind that the Fund's past performance does not indicate how it may perform in the future.


        Bar Chart of the Past Ten Year Performance of the Valley Forge Fund



  1993    1994    1995    1996    1997    1998    1999    2000    2001    2002
 +17.18  + 5.89  +10.63  + 6.22  + 5.98  + 3.79  + 0.27  + 0.48  +18.57  - 7.89



Risk/Return Table: The Table shows the Fund's average annual returns for one, five and ten years and the effect of federal income taxes on these returns. Tax figures for the Fund were calculated using the highest individual federal income tax bracket for every situation. Actual after tax returns may be lower then those shown since they depend on the investor's tax information but do not re-flect the impact of State & Local taxes. Please note that this tax information does not apply to tax deferred accounts such as IRA's because such accounts are subject to taxation only upon distribution.

                                               Average Annual Total Returns:
                                              Periods Ended December 31, 2002
                                             1 Year        5 Years     10 Years

       Valley Forge Fund Return
 Before Taxes                                -7.89%          3.04%        6.11%
 After Taxes on Distributions                -8.72           0.32         2.95
 After Taxes on Distributions & Share Sale   -4.82           1.84         3.71



       S & P 500 Index
 Return Before Fees, Expenses or Taxes      -23.37           0.31        10.69


                                   FEES AND EXPENSE

The following table describes fees and expenses that you may pay if you buy and hold Fund shares.

    Shareholder Fees (fees paid directly from your investment):
        Maximum Sales Charge (Load) Imposed on Purchases:           None
        Maximum Deferred Sales Charge (Load):                       None
        Maximum Sales Charge (Load) on Reinvested Dividends:        None
        Redemption Fee:                                             None
        Exchange Fee:                                               None

    Annual Fund Operating Expenses (expenses deducted from Fund assets):
        Management Fees:                                            1.00%
        Distribution (and/or Service) (12b-1) Fees:                 none
        Other Expenses:                                             0.24%
            Total Annual Fund Operating Expenses:                   1.24%

Example: This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then re-deem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating ex-penses remain the same.. Although your actual costs may be lower, based on these assumptions your costs would be:

                1 year          3 years         5 years      10 years
                $  127          $  396          $  684        $1,506


                       OBJECTIVES, STRATEGIES, AND RISKS

                              Investment Objectives
The Fund seeks to provide capital appreciation through investment in common stocks and securities convertible into common stocks. Purchases of issues list-ed primarily on the New York Stock exchange will be recommended by the Adviser whenever he believes that a period of rising common stocks is expected soon. It must be realized, as is true of almost all securities, there can be no assurance that the Fund will obtain its ongoing objective of capital appreciation.

                         Principal Investment Strategies
Security Selection Criteria: As stated in the section Principal Investment Stra-tegies on page 2, security selection ecommended by our Investment Advisor in-clude companies that have shown a general upturn in earnings accompanied by com-mensurate dividend increases. The Adviser also recommends companies that either lead or are in the process of becoming leaders in their fields of endeavor. On occasion, companies are recommended because research and discussions with man-agement indicate that the stock price appears to be significantly undervalued.

Portfolio Turnover Policy: In volaile markets, the Fund may engage in short-term trading (selling securities within a year of purchase) in response to rapidly changing market and particular security conditions. This would affect the taxes the shareholders would have to pay in that the profits, if any, would be treated as ordinary income rather than the lower rate on long-term capital gains. Turn-over of the Fund's portfolio of securities was 43% IN 2002, 75% in 2001 and 60% in 2000.

                                    Risks
As said under Narrative Risk Disclosure on page 2, the Fund's total return, like stock prices generally, goes up and down such that an investor may lose money over short and even long periods of time. The Fund is also subject to manager risk, which is the chance that, in spite of Fund investment strategies, poor se-curity selection will cause the Fund to under perform other Funds with similar investment objectives

Who may invest: Investors seeking a fund that desires modest fluctuations under all market conditions and are willing to accept under performance on the upside in times of extraordinary market moves to achieve the desired preservation of capital by going to large short-term cash positions.

Who should not invest: Investors desiring high risk increases in net asset value and are willing to accept significant fluctuations in share prices.


                             FUND PERFORMANCE

We intend to continue the slightly more aggressive approach we used in the years 2001 and 2002 plus continued purchase of low multiple value securities.


                                MANAGEMENT

Investment Adviser: The Valley Forge Management Corp. (VFMC) is a Pennsylvania corporation located at 1375 Anthony Wayne Drive, Wayne PA. that has acted as the
Investment Adviser of the Fund since its inception in 1971.   Mr. Bernard B.
Klawans, the President and Portfolio Manager of the Fund, is VFMC's founder, owner, officer and director. Although he manages the day to day operations of the Fund, his only renumeration comes from receipt of the management fee earned by VFMC for investment advice.

On July 19,1978 the shareholders of the Fund approved a management and advisory contract with VFMC that was unanimously renewed by the Directors June 18, 2002. This Agreement will continue on a year-to-year basis so long as approval is voted at least annually by the Board of Directors of the Fund or by vote of the holders of a majority of the outstanding voting securities of the Fund. In either event, it must also be approved by a majority of the directors of the Fund who are neither parties to the agreement nor interested persons as defined in the Investment Company Act of 1940 at a meeting called for the purpose of voting on such approval.

Contract Terms: VFMC will furnish investment advice to the Directors of the Fund on the basis of a continuous review of the portfolio and recommend to the Fund when and to what extent securities should be purchased or sold. The Agreement may be terminated at any time without the payment of any penalty by the Board of Directors or by vote of a majority of the outstanding shares of the Fund on not more than 60 days written notice to VFMC. In the event of its assignment, the Agreement will terminate automatically. The Fund's officers and directors are empowered at any time to reject or cancel VFMC's advice. For these services the

Fund has agreed to pay to VFMC a fee of 1% per year on the net assets of the Fund. This fee is computed on the average daily closing net asset value of the
Fund and is payable monthly.   VMFC would forgo sufficient fees to hold the
total expenses of the Fund to less than 1.5% of the total assets. All fees and expense of Fund incurred in 2002 were 1.24% of its averaged assets for the year.

Expense Sharing: VFMC will pay the salaries of those of the Fund's employees who may be officers or directors or employees of the Investment Advisor. Fees, if any, of the custodian, registrar, transfer agent or record keepers shall also be paid by VFMC. The Fund pays all other expenses, including fees and expenses of directors not affiliated with the Advisor; legal and accounting fees; interest, taxes and brokerage commissions, and the expense of operating its offices. VFMC has paid the initial organizational costs of the Fund and will reimburse the Fund for any and all losses incurred because of purchase reneges. It received $75,170 in management fees in 2002, $66,564 in 2001 and $65,745 in 2000.

Legal Proceedings: As of the date of this Prospectus, there was no pending or threatened litigation involving the Fund in any capacity whatsoever.


                                 CAPITAL STOCK

Description of Common Stock: The authorized capitalization of the Fund consists of 10,000,000 shares of common stock of $0.001 par value per share. Each share has equal dividend, distribution and liquidation rights. There are no convers-ion or pre-emptive rights applicable to any shares of the Fund. All shares is-sued are fully paid and non-accessible.

Voting Rights: Each holder of common stocks has one vote for each share held. Voting rights are non-cumulative. Therefore, the holders of a majority of shares of common stock can elect all directors of the Fund if they so choose, and the holders of the remaining shares cannot elect any person as a director.


                          SHAHEHOLDER INFORMATION

                         Pricing of Fund Shares
When and How do We Price: The net asset value of the Fund's shares is determined as of the close of each business day the New York Stock Exchange is open (pres-ently 4:00 p.m.) Monday through Friday exclusive of Presidents Day, Good Friday, Memorial Day, July 4th, Labor Day, Thanksgiving, Christmas and New Year's Day. The price is determined by dividing the value of its securities, plus any cash and other assets less all liabilities, excluding capital surplus, by the number of shares outstanding.

Market Value of Securities: The market value of securities held by the Fund that are listed on a national exchange is determined to be the last recent sales price on such exchange. Listed securities that have not recently traded and over-the-counter securities are valued at the last bid price in such market. Short-term paper (debt obligations maturing in less than 61 days) is valued at fair market value as determined in good faith by the Board of Directors.


                            PURCHASES & REDEMPTIONS

                            Purchase of Fund Shares
The offering price of the shares offered by the Fund is at the net asset value per share next determined after receipt of the purchase order by the Fund and is computed in the manner described in the above section "Pricing of Fund Shares". The Fund reserves the right at its sole discretion to terminate the offering of its shares made by this Prospectus at any time and to reject purchase applica-tions when, in the judgement of management such termination or rejection is in the best interest of the Fund.

Initial Investments: Initial purchase of shares of the Fund may be made only by application submitted to the Fund. The minimum purchase of shares is $1,000 that is due and payable three business days after the purchase date. Less may be ac-cepted under especial circumstances.

Subsequent Purchases: Subsequent purchases may be made by mail or by phone and are due and payable three business days after the purchase date. The minimum is $100, but less may be accepted under especial circumstances.

                           Redemption of Fund Shares
Endorsement Requirements: The Fund will redeem all or any part of the shares of any shareholder that tenders a request for redemption (if certificates have not been issued) or certificates with respect to shares for which certificates had been issued. In either case, proper endorsements guaranteed either by a nation-al bank or a member firm of the New York Stock Exchange will be required unless the shareholder is known to management.

Redemption Price: The redemption price is the net asset value per share next determined after notice is received by the Fund for redemption of shares. The proceeds received by the shareholder may be more or less than his cost of such shares, depending upon the net asset value per share at the time of redemption and the difference should be treated by the shareholder as a capital gain or loss for federal income tax purposes.

Redemption Payment: Payment of the Fund will ordinarily be made within three business days after tender. The Fund may supend the right of redemption or postpone the date of payment if: The New York Stock Exchange is closed for other than customary weekend or holiday closings, or when trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Com-mission or when the Securities and Exchange Commission has determined that an emergency exists, making disposal of fund securities or valuation of net assets not reasonably practical. The Fund intends to make payments in cash, however, the Fund reserves the right to make payments in kind.


                        DIVIDENDS & DISTRIBUTIONS

Re-Investments: The Fund will automatically use the taxable dividend and capital gains distributions for purchase of additional shares for the shareholder at net asset value as of the close of business on the distribution date.

Cash Payouts: A shareholder may, at any time, by letter or forms supplied by the Fund direct the Fund to pay dividends and/or capital gains distributions, if any, to such shareholder in cash.


                            TAX CONSEQUENCES

Under provisions of Sub-Chapter M of the Internal Revenue Code of 1986 as amend-ed, the Fund, by paying out substantially all of its investment income and real-ized capital gains, has been and intends to continue to be relieved of federal income tax on the amounts distributed to shareholders. In order to qualify as a "regulated investment company" under Sub-Chapter M, at least 90% of the Fund's income must be derived from dividends, interest and gains from securities trans-actions, and no more than 50% of th Funds assets may be in security holdings that exceed 5% of the total assets of the Fund at the time of purchase.

Tax Distributions: Distribution of any net long-term capital gains realized by the Fund in 2003 will be taxable to the shareholder as long-term capital gains, regardless of the length of time Fund shares have been held by the investor.
All income realized by the Fund, including short-term capital gains, will be taxable to the shareholder as ordinary income. Dividends from net income will be made annually or more frequently at the discretion of the Fund's Board of Di-rectors. Dividends received shortly after purchase of shares by an investor will have the effect of reducing the per share net asset value of his shares by the amount of such dividends or distributions and, although in effect a return f capital, are subject to federal income taxes.

Federal Withholding: The Fund is required by federal law to withhold 31% of reportable payments (which may include dividends, capital gains, distrbutions and redemptions) paid to shareholders who have not complied with IRS regula-tions. In order to avoid this withholding requirement, you must certify on a W-9 tax form supplied by the Fund that your Social Security or Taxpayer Identi-fication Number provided is correct and that you are not currently subject to back-up withholding, or that you are exempt from back-up withholding.


                        DISTRIBUTION ARRANGEMENTS

The Fund is a truly no-load fund in that there are NO purchase or sales fees and no 12b-1 fees and no account maintenance fees whatsoever.


                           FINANCIAL HIGHLIGHT

Financial Highlights: The financial highlights table is intended to help you un-derstand the Fund's financial performance for the past five years, Certain in-formation reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distribu-tions). This information has been audited by Sanville & Company, Certified Pub-lic Accountants, whose report, along with the Fund's financial statements, are included in the Statement of Additional Information, that is available upon re-quest.
                                              For the Year Ended December 31
                                           2002    2001    2000    1999    1998
PER SHARE DATA:
Net Asset Value, Beginning of Year      $  7.98    7.00 $  7.83 $  8.32 $  8.96

Income from Investment Operations:
Net investment Income                      0.17    0.31    0.36    0.29    0.28
Net security realized & unrealized gains  (0.80)   0.99   (0.32)  (0.27)   0.06
                                        ________________________________________
Total from Investment Operations          (0.63)   1.30    0.04    0.02    0.34

Less Distributions                        (0.17)  (0.32)  (0.87)  (0.51)  (0.98)

Net Asset Value, End of Year            $  7.18 $  7.98 $  7.00 $  7.83 $  8.32

Total Return                             (7.89)%  18.57%   0.48%   0.27%   3.79%

RATIOS TO AVERAGE NET ASSETS:
Expenses                                   1.24%   1.26%   1.40%   1.20%   1.30%
Net investment income                      2.30%   3.90%   4.30%   3.00%   3.20%

SUPPLEMENTAL DATA:
Net assets, end of year in thousands     $ 7,334 $ 7,182 $ 6,234 $ 7,286 $ 8,914
Portfolio turnover rate                   43.10%  75.45%  59.90%  71.10% 107.60%

                       WHERE TO GO FOR MORE INFORMATION


You will find more information about the Valley Forge Fund, Inc. in the follow-ing documents:

Statement of Additional Information (SAI) - The Statement of Additional Infor-mation contains additional and more detailed information about the Fund, and is considered to be a part of this Prospectus.

Annual and Semi-annual Reports - Our annual and semi-annual reports give current holdings and detailed financial statements of the Fund as of the end of the per-iod presented. In addition, market conditions and Fund strategies that affected the Fund's performance are discussed.




      There are Two Ways to Get a Copy of One or More of These Documents:
1. Call or write for one, and a copy will be sent without charge.

                         Valley Forge Fund, Inc.
                          1375 Anthony Wayne Dr.
                            Wayne, PA  19087
                             1-800-548-1942

2. You may also obtain information about the Fund (including the Statement of Additional Information and other reports) from the Securities and Exchange Com-mission on their Internet site at http://www.sec.gov or at their Public Refer-ence Room in Washington, D.C. Call the Securities and Exchange Commission at 1-8202-942-8090 for room hours and operation. You may also obtain Fund infor-mation by sending a written request and duplicating fee to the Public Reference Section of the SEC, Washington, D.C. 20549-0102 or by electronic request at the E-Mail address publicinfo@sec.gov

           Please contact the Fund at the above address if you wish to request other information and/or shareholder inquires.


                     WHY YOU SHOULD READ THIS PROSPECTUS

Every attempt has been made to present the objectives, risks and strategies of the Fund in plain and, hopefully, easily understandable language. The Pro-spectus is designed to aid you in deciding whether this is one of the right in-vestments for you. We suggest that you keep it for future references.



              VALLEY FORGE FUND, INC. - SEC file number 811-2287

                           VALLEY FORGE FUND,  INC.
                           1375 Anthony Wayne Drive
                              Wayne, PA.   19087
                      610-688-6839           800-548-1942


                                    Part B
                      STATEMENT OF ADDITIONAL INFORMATION
                               February 28, 2003

This Statement is not a prospectus, but should be read in conjunction with the Fund's current Prospectus dated February 28, 2003. To obtain the Prospectus, you may write the Fund or call either of the telephone numbers that are shown above.

                               TABLE OF CONTENTS
  FUND HISTORY ............................................................. 1
  DESCRIPTION OF THE FUND AND ITS INVESTMENTS AND RISKS
    Cassification .......................................................... 1
    Investment Strategies and Risks ........................................ 1
    Fund Investment Restrictions ........................................... 1
    Temporary Defensive Position and Portfolio Turnover .................... 2
  MANAGEMENT OF THE FUND
    Board of Directors ..................................................... 2
    Management Information ................................................. 2
    Compensation and Sales Loads ........................................... 3
  CONTRON PERSONS AND PRINCIPAL HOLDERS OF SECURITIES
    Control Persons ........................................................ 3
    Principal Holders ...................................................... 3
    Management Ownership ................................................... 3
  INVESTMENT ADVISORY AND OTHER SERVICES
    Investment Adviser ..................................................... 3
    Principal Underwriter................................................... 3
    Third Party Payments and Service Agreements ............................ 3
    Other Investment Advice ................................................ 3
    Dealer Reallowances and Other Services ................................. 3
  BROKERAGE ALLOWANCES AND OTHER PRACTICES
    Brokerage Transactions ................................................. 3
    Commissions ............................................................ 4
    Brokerage Selection .................................................... 4
  CAPITAL STOCK AND OTHER SECURITIES ....................................... 4
  PURCHASE, REDEMPTION, AND PRICING OF SHARES
    Purchase of Shares ..................................................... 4
    Fund Reorganizations ................................................... 4
    Offering Price and Redemption in Kind .................................. 4
  TAXATION OF THE FUND ..................................................... 4
  UNDERWRITERS OF THE FUND ................................................. 4
  CALCULATION OF PERFORMANCE DATA .......................................... 5
  DISCLOSURE CONCERNING PROXY VOTING RELATED TO PORTFOLIO SECURITIES ....... 5
  FINANCIAL STATEMENTS
  INDEPENDENT AUDITORS REPORT ..........................;................... 5
  PORTFOLIO OF INVESTMENTS - DECEMBER 31,2002 .............................. 6
  STATEMENT OF ASSETS AND LIABILITIES - DECEMBER 31, 2002 .................. 7
  STATEMENT OF OPERATIONS - YEAR ENDED DECEMBER 31, 2002 ................... 7
  STATEMENT OF CHANGES IN NET ASSETS - YEARS ENDED Dec. 31, 2002 & 2001 .... 8
  NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2002 ........................ 8










                                    FUND HISTORY


VALLEY FORGE FUND, INC. (also referred to as the "Fund") was incorporated in Delaware on June 1, 1971. It became a Pennsylvania corporation via domestica-tion on August 11, 1988. The Fund's registered office is in Wayne, Pa.; mail may be addressed to Box 262, Valley Forge, Pa. 19481.


                   DESCRIPTION OF THE FUND AND ITS INVESTMENTS AND RISKS

                                  Classification
The Fund is an open-end, totally no-load, non-diversified management investment company.

                          Investment Strategies and Risks
All investment strategies and risks were thoroughly discussed in the Prospectus. No additional strategies and risks exist to be discussed here.

                            Fund Investment Restrictions
Investment restrictions were selected to aid in maintaining the conservative nature of the Fund. These may not be changed except by the approval of a major-ity of the outstanding shares; i.e. a) 67% or more of the voting securities pre-sent at a duly called meeting, if the holders of more than 50% of the outstand-ing voting securities are present or represented by proxy, or b) of more than 50% of the outstanding voting securities, whichever is less:
a) Sell senior securities
b) Borrow money or purchase securities on margin, but may obtain such short term credit as may be necessary for clearance of purchases and sales of securities for temporary or emergency purposes in an amount not exceeding 5% of the val-ue of its total assets.
c) Act as underwriter for securities of other issuers except insofar as the Fund Fund may be deemed an underwriter in selling its own portfolio securities.
d) Invest over 25% of its assets at the time of purchase in any one industry.
e) Make investments in commodities, commodity contracts or real estate although the Fund may purchase and sell securities of companies which deal in real estate or interests therein.
f) Make loans. The purchase of a portion of a readily marketable issue of pub-licly distributed bonds, debentures or other debt securities will not be con-sidered the making of a loan.
g) Sell securities short.
h) Invest in securities of other investment companies except as part of a mer-ger, consolidation, or purchase of assets approved by the Fund's sharehold-ers or by purchases with no more than 10% of the Fund's assets in the open market involving only customary brokers commissions.
i) Acquire more than 10% of the securities of any class of another issuer, treating all preferred securities of an issuer as a single class and all debt securities as a single class, or acquire more than 10% of the voting securi-ties of another issuer.
j) Invest in companies for the purpose of acquiring control.
k) The Fund may not purchase or retain securities of any issuer if those offi-cers and directors of the Fund or its Investment Advisor owning individually more than 1/2 of 1% of any class of security or collectively own more than 5% of such class of securities of such issuer.
l) Pledge, mortgage or hypothecate any of its assets.
m) Invest in securities which may be subject to registration under the Securi-ties Act of 1933 prior to sale to the public or which are not at the time of purchase readily salable.
n) Invest more than 5% of the total Fund assets, taken at market value at the time of purchase, in securities of companies with less than three years con-tinuous operation, including the operations of any predecessor.

                  Temporary Defensive Position & Portfolio Turnover
Why and how the Fund assumes defensive positions expectations of the amount and effect of portfolio turnover are discussed on page 2 of our Prospectus.


                           MANAGEMENT OF THE FUND

                             Board of Directors
Shareholders meet annually to elect all members of the Board of Directors, se-lect an independent auditor, and vote on any other items deemed pertinent by the incumbent Board. The Directors are in turn responsible for determining that the Fund operates in accordance with its stated objectives, policies, and investment restrictions. The Board appoints officers to run the Fund & selects an Invest-ment Adviser to provide investment advice (See Investment Adviser, pg 5 of the Prospectus). It meets six times a year to review Fund progress & status.

                            Management Information
Officers and Directors of the Fund: Their addresses and principal occupations during the past five years are:

 Name, Address     Position in  Term  of Office  Principal     #  of     Other
   and Age           the Fund    and Length of   Occupation    Funds     Funds
                                  Time Served    Past Five    Overseen  Where He
                                                    Years        by     Acts  as
                                                              Director  Director
Interested Officers and Directors
Bernard B. Klawans  President   Elected for One  President of     One     None
1375 Anthony Wayne     and       Year.  Served       The
Wayne PA            Director        Since        Valley Forge
  81                             Mar. 15, 1971       Fund

William A. Texter   Secretary   Elected for One  Retired Mgr.     One     None
551 Red Coat Lane      and      Year.  Served    PECO Energy
Phoenixville PA      Director       Since        Philadelphia
  56                            Jan 30, 2001          PA

Sandra K. Texter    Treasurer   Elected for One  System Analyst   One     None
551 Red Coat Lane                Year.  Served   Lockeed Martin
Phoenixville PA                      Since       Defense Contractor
  52                             Jan 30. 2001    King of Prussia PA

Independent Directors
Victor J. Belanger  Director    Elected for One  Chief Finan. Off One     None
PO Box 96                        Year.  Served   Linearizer Tech Inc
Princeton Junction NJ                Since       Microwave Comm Eq
  61                             Aug. 18, 1980   Hamilton NJ

Dr. Gerd H. Dahl    Director    Elected for One  Retired Chemist  One     None
679 Jefferson Road               Year.  Served   Elf Atochem N. A.
Bryn Mawr PA                         Since       Petroleum Refiner
  72                              Mar. 15, 1971  Philadelphia PA

Dr. James P. King   Director    Elected for One  President        One     None
904 Breezewood La                Year.  Served   Desilube Tech Inc
Lansdale PA                          Since       High Tem Lubricants
  71                             Mar. 15, 1971      Lansdale PA

Donald A. Peterson  Director    Elected for One  Retired Prog Mgr One     None
3741 Worthington Road            Year.  Served   Lockeed Martin
Collegeville PA                      Since       Defense Contractor
  61                             Aug. 15, 1984   King of Prussia PA

                          Compensation and Sales Load
A total of $2,584 has been paid in 2002 to officers and directors of the Fund to compensate for travel expenses associated with their Fund duties. The Fund does not compensate officers and directors that are affiliated with the Investment Adviser except as they may benefit through payment of the Advisory fee. There are no sales loads whatsoever.


                 CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

                                 Control Persons
There are no companies or persons that control the Fund. The Fund is controll-ed by its Board of Directors and run by its officers chosen by the Board.

                                Principal Holders
Bernard B. Klawans, the president & director of the Fund, Portfolio Manager and owner of the Investment Adviser owns 8.83% of the Fund. Sandra K. Texter, the Chief Financial Officer owns 6.37% Both may be reached at the Fund's address.

                              Management Ownership
All officers and directors own 20.51% of the outstanding shares of the Fund.


                    INVESTMENT ADVISORY AND OTHER SERVICES

                              Investment Adviser
The Valley Forge Management Corporation acts as the Investment Adviser to the Fund. It is responsible for conducting a continuous review of the portfoli to provide recomendations as to when and to what extent securities should be pur-chased or sold. The Investment Adviser also performs all shareholder service functions and is responsible for the day to day operation of the Fund. In addition, it provided transfer agency, portfolio pricing, adminstration, ac-counting, financial reporting, tax accounting and compliance services for the year ended December 31, 2002.

                               Principal Underwriter
The Investment Adviser acts in the capacity of the Fund's Underwriter.

                     Third-Party Payments and Service Agreements
There are no third party payments of any kind or service agreements with any or-ganization or individual other than the Invesrtment Adviser as described in the previous paragraph.

                            Other Investment Advice
There are no individuals or organizations receiving remunertion from the Invest-ment Adviser or the Fund for providing investment advice except brokers that re-ceive competetive commissions on the purchase and sale of the Fund's securities.

                      Dealer Reallowances and Other Services
There are no dealer reallowances, Rule 12b-1 plans, paid advertising, compensa-tion to underwriters or broker dealers, sales personnel or interest, carring or other finance charges. The Fund sends Prospectuses when it receives unsolicited requests and pays Delaware Charter and Gurantee Corp. to allow the Valley Forge Management Corporation to act in its name as trustee for Fund IRA shareholders


                     BROKERAGE  ALLOCATION AND OTHER PRACTICES

                              Brokerage Transactions
The Fund requires all brokers to effect transactions in portfolio securities in such a manner as to get prompt execution of orders at the most favorable price.

                                   Commissions
The Fund has no other fixed policy, formula, method, or criteria it uses in al-locating brokerage business to firms furnishing materials and services. In its recently completed year, 2002, the Fund paid $10,910 in brokerage commissions. Brokerage comissions were $15,806 in 2001 and $16,805 in 2000. The Board of Directors evaluates and reviews the reasonableness of brokerage commissions paid semiannually.

                                Brokerage Selection
 The Fund will place all orders for purchase & sale of its portfolio securities through the Fund's President who is answerable to the Fund's Board of Directors. He may select brokers who, in addition to meeting primary requirements of exe-cution and price, may furnish statistical or other factual information and ser-vices, which, in the opinion of management, are helpful or necessary to the Fund's normal operations. Information or services may include economic studies, industry studies, statistical analyses, corporate reports, or other forms of as-sistance to the Fund or its Adviser. No effort is made to determine the value of these services or the amount they might have reduced expenses of the Adviser.



                      CAPITAL STOCK AND OTHER SECURITIES
Capital stock and other securities are discussed at length in our Prospectus un-der the Section Capital Stock on Page 5.


                 PURCHASE, REDEMPTION, AND PRICING OF SHARES

                              Purchase of Shares
Purchase of Fund shares is discussed at length in the section entitled Purchase of Fund Shares on page 5 of our Prospectus

                            Fund Reorganizations
The Fund was incorporated in Delaware on June 1, 1971. The shareholders voted to become a Pennsylvania corporation via domestication on August 11, 1988. There have been no other reorganization efforts to date.

                   Offering Price and Redemption in Kind
The Fund always trades at the net asset value. That means that the offering and redemption prices are always the same. Details about the offering price are given in the section entitled Pricing of Fund shares on page 5 of our Prospec-tus. Redemption in kind is discussed in the section Redemption of Shares on page 5 of our Prospectus.


                            TAXATION OF THE FUND

Taxation of the Fund is discussed in the section Tax Consequences on page 6 of our Prospectus.


                          UNDERWRITERS OF THE FUND

The Investment Adviser is a registered transfer agent and handles all Fund share purchases and redemptions. There are no direct shareholder charges for these services but the Fund is charged for supplies and postage. Stock cer-tificates will not be issued unless specifically asked for. All shareholder holdings are maintained in book form.

                       CALCULATION OF PERFORMANCE DATA

Average Annual Total Return Quotation: The average ending redeemable values on December 31, 2002 of a hypothetical $1,000 investment made one year ago would have been $921, at 5 years ago it would have been $1,152 and at 10 years ago it would have been $1,611.


        DISCLOSURE CONCERNING PROXY VOTING RELATED TO PORFOLIO SECURITIES

Fund management attempts to vote on proxies received from securities held in favor of the security shareholders. With this in mind, it generally votes against stock option plans, capital structure changes, preferred stock issuance, corporate restructurings, mergers and acquisitions, anti-takeover provisions. There are no voting agreements or arrangements with any other parties. Fund shareholders may determine how the Fund voted on any issue by calling 1-800-548-1942 or checking the Securities & Exchange web site given on the back page of our Prospectus.


                          INDEPENDENT AUDITOR'S REPORT

                Sanville & Company - Certified Public Accountants
                    1514 Old York Road   Abington PA. 19001
                                215-884-8460
To the Shareholders and
Board of Directors of the
 Valley Forge Fund

We have audited the accompanying statement of assets and liabilities of the Val-ley Forge Fund, Inc., ("the Fund") including the schedule of investments as of December 31, 2002, and the related statements of operations, for the year then ended and the changes in net assets and the financial highlights for each of the two years then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial highlights for each of the three years ended December 31, 2000 were audited by other auditors whose report dated January 16, 2001 expressed an unqualified opinion on this information.

We conducted our audits in accordance with auditing standards generally accept-ed in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes ex-amining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002, verified by examination and by correspondence with brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall fi-nancial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the financial highlights referred to above present fairly, in all material respects, the financial position of The Valley Forge Fund, Inc. as of December 31, 2002, the results of its operations for the year then ended, the changes in its net assets and the financial high-lights for the period indicated therein in conformity with accounting principles generally accepted in the United States of America.

Abington, Pennsylvania                               \s\ Sanville & Company
February 5, 2003                                  Certified Public Accountants

                             VALLEY FORGE FUND, INC.
                 PORTFOLIO OF INVESTMENTS - DECEMBER 31, 2002

COMMON STOCKS                 72.2%                  Shares           Fair Value

 Conglomerates                 5.1%
  AOL Time Warner *                                  10,000          $   131,000
  General Electric Corp.                             10,000              243,500
                                                                     ___________
                                                                         374,500
 Manufacturing                20.2%
  Abitibi Consolidated                               50,000              385,500
  Cisco Systems *                                    10,000              130,800
  Eastman Kodak                                      10,000              350,400
  EMC Corporation *                                  15,000               92,100
  General Motors                                     14,000              516,040
                                                                     ___________
                                                                       1,474,840
 Metals                       10.0%
  Barrick Gold Corp (Canadian)                       20,000              308,200
  Coeur D'Alene Mines *                              13,000               24,960
  Imco Recycleing Inc. *                             30,000              243,900
  Kinross Gold Corporation *                         60,000              147,000
                                                                     ___________
                                                                       $ 724,060
 Miscellaneous                22.0%
  Alexander & Baldwin Inc.                           10,000              256,800
  Arrow Electronics *                                10,000              127,900
  Diamond Trust Unit Ser 1                           10,000              835,000
  Duke Energy                                         8,400              164,136
  Hercules Incorporated *                            25,000              222,500
                                                                     ___________
                                                                       1,606,336
 Retailers                    13.2%
  Home Depot Incorporated                            10,000              240,200
  McDonalds Corp                                     10,000              160,800
  Pep Boys                                           20,000              232,000
  Supervalu Inc.                                     20,000              330,200
                                                                     ___________
                                                                         963,200
 Telecommunications            1.7%
  ADC Telecommunications *                           10,000               20,600
  AT&T Corp.                                          1,600               41,776
  Comcast Corp                                        2,588               60,818
                                                                     ___________
                                                                         123,194
                                                                     ___________
    TOTAL COMMON STOCKS               (COST $7,471,794)               $5,266,130
                                                                     ___________

SHORT TERM INVESTMENTS        27.8%
  Commerce Bank Money Market                      2,023,897            2,023,897
    redemable upon request                                             _________
    TOTAL SHORT-TERM INVESTMENTS      (COST $2,023,897)               $2,023,897
                                                                     ___________
    TOTAL INVESTMENTS                 (Cost $9,495,691)               $7,290,027
                                                                     ===========

    * Non-income producing during the year

  The accompanying footnotes are an integral part of these financial statements

                            VALLEY FORGE FUND, INC.
               STATEMENT OF ASSETS & LIABILITIES - DECEMBER 31, 2002

ASSETS: Investments in securities, at fair value (cost $9,495,691)   $7,290,027
  Cash and cash equivalents                                              18,911
  Dividends and interest receivable                                       6,425
  Receivable for investments sold                                        30,234
                                                                     __________
           Total Assets                                               7,345,597
                                                                     __________

LIABILITIES: Due to Manager (Note 2)                                      6,600
  Accrued expenses                                                        5,000
                                                                     __________
          Total Liabilities                                              11,600

NET ASSETS:                                                          $7,333,997
                                                                     ==========

COMPOSITION OF NET ASSETS: Common stock                              $    1,022
  Paid in capital                                                     9,702,535
  Net unrealized depreciation of securities                          (2,205,664)
  Accumulated net realized loss on investments                         (163,896)
                                                                     __________
NET ASSETS: (equivalent to $7,18 per share based on 1,022,093
            shares outstading) (Note 4)                              $7,333,997
                                                                     ==========

           STATEMENT OF OPERATIONS - YEAR ENDED DECEMBER 31, 2002

INVESTMENT INCOME: Interest                                          $  159,973
  Dividends (net of foreign taxes of $2,520)                            107,587
                                                                     __________
    Total income                                                        267,560


EXPENSES: Investment advisory fee (Note 2)                               75,170
  Professional fees                                                       5,798
  Printing and mailing expenses                                           2,749
  Non-interested directors' fees and expenses                             2,584
  Registration fees                                                       3,806
  Insurance expense                                                       1,308
  Taxes                                                                     525
  Other expenses                                                          3,522
                                                                     __________
    Total expenses                                                       95,462

NET INVESTMENT INCOME:                                                  172,098
                                                                     __________
REALIZED AND UNREALIZED GAIN FROM INVESTMENTS:
  Net realized loss on investment securities                           (163,896)
  Net decrease in unrealized appreciation on investment securities     (644,071)
                                                                     __________

NET REALIZED AND UNREALIZED LOSS FROM INVESTMENTS:                     (807,967)
                                                                     __________
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS:               $(  635,869)

                                                                     ==========

  The accompanying footnotes are an integral part of these financial statements

                               VALLEY FORGE FUND, INC.
    STATEMENT OF CHANGES IN NET ASSETS - YEARS ENDED DECEMBER 31, 2,002 & 2001

                                                           2002           2001
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS:
 Investment income - net                              $  172,098     $  258,893
 Net realized gain (los) from investment transactions   (163,896)         7,104
 Unrealized appreciation (depreciation) of investments  (644,071)       867,640
                                                      __________     __________
  Net inc.(decrease) in net assets from operations    (  635,869)     1,133,637

 Distributions to shareholders                          (172,157)      (277,556)
 Share transactions (Note 4)                             959,823         91,890
                                                      __________     __________
   Total increase in net assets                          152,597        947,971

NET ASSETS: Beginning of year
                                                       7,182,200      6,234,229
                                                      __________     __________
  End of year                                         $7,333,997     $7,182,200
                                                      ==========     ==========


                            THE VALLEY FORGE FUND, INC.
                NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2002

  1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - Organization: The Valley Forge Fund, Inc. (the "Fund"), is a non-diversified open-end management invest-ment company registered under the Investment Company Act of 1940, as amended. The Fund's investment objective is to provide appreciation through investment in common stocks and securities convertible into common stocks. The following is a summary of significant accounting policies followed by the Fund.

 Security Valuation: Securities are valued at the last reported sales price or in the case of securities where there is no reported last sale, the closing bid price. Securities for which market quotations are not readily available are valued at their fair values as determined in good faith by or under the super-vision of the Company's Board of Directors in accordance with methods that have been authorized by the Board. Short-term investments with maturities of 60 days or less are valued at amortize which approximates market value.
 Securities Transactions and Investment Income: Security transactions are re-corded on the dates the transactions are entered into (the trade dates). Re-alized gains and losses on security transactions are determined on the identi-fied cost basis. Dividend income is recorded on the ex-dividend date. Inter-est income is determined on the accrual basis. Discount on fixed income secur-ities is amortized. Zero coupon bonds are amortized to investment income by the interest method. The amortization is included in the cost of investments in determining the net change in unrealized appreciation/depreciation on in-vestments.

 Dividends and Distributions to Shareholders: The Fund records all dividends and distributions payable to shareholders on the ex-dividend date. Permanent book and tax differences relating to shareholder distributions may result in re-classifications to paid in capital and may affect the per-share allocation be-tween net investment income and realized and unrealized gain/loss. Undistribu-ted net investment income and accumulated undistributed net realized gain/loss on investment transactions may include temporary book and tax differences which reverse in subsequent periods. Any taxable income or gain remaining at fiscal year end is distributed in the following year.

 Federal Income Taxes: It is the Fund's intention to qualify as a regulated in-

                          THE VALLEY FORGE FUND, INC.
        NOTES TO FINANCIAL STATEMENTS (Continued) - DECEMBER 31, 2002

 vestment company and distribute all of its taxable income. The Fund has com-plied to date with the provisions of the Internal Revenue Code applicable to investment companies and accordingly, no provision for Federal income taxes is required in the financial statements.

 Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results may differ from those estimates.

   2. MANAGEMENT FEE AND TRANSACTIONS WITH AFFILIATES - Under the terms of the investment management agreement, Valley Forge Management Corp. ("the Manager") has agreed to provide the Fund investment management services and be respons-ible for the day to day operations of the Fund. The Manager will receive a fee, payable monthly, for the performances of its services at an annual rate of 1% based on the average daily assets of the Fund. The fee will be accrued daily and paid monthly. A management fee of $75,170 was paid for the year ended December 31, 2002.

The Manager provided transfer agency, portfolio pricing, administration, ac-counting, financial reporting, tax accounting, and compliance services to the Fund at no charge for the year ended December 31, 2002. Mr. Bernard Klawans is sole owner, director and officer of the Manager and is President of the Fund.

  3. INVESTMENT TRANSACTIONS - Purchases and sales of investment securities (excluding short-term securities) for the year ended December 31, 2002 were $2,866,472 and $2,182.933, respectively. At December 31, 2002 net unrealized depreciation for Federal income tax purposes aggregated $2,205,664 of which $236,580 related to unrealized appreciation of securities and $2,442,244 related to unrealized depreciation of securities. The cost of investments at December 31, 2002 for Federal income tax purposes was $7,471,794, excluding short-term investments.

  4. CARRYOVERS - At December 31, 2002, the Fund had a net capital loss carry-forward of $163,89 which expires in 2010.

  5. CAPITAL SHARE TRANSACTIONS - As of December 31, 2002, there were 10,000,000 shares of $.001 per value capital stock authorized. The total par value and paid-in capital totaled $9,641,338. Transactions in capital stock were as follows for the years ended:

                                        December 31, 2002     December 31, 2001
                                        Shares     Amount     Shares     Amount
                                       -----------------    -------------------
Shares sold                            171,651 $1,364,418     19,923  $ 172,133
Shares issued in dividend reinvestment  21,335    152,760     33,361     266,27
Shares redeemed                        (71,247)  (557,355)   (43,665)  (346,520)
                                       _________________________________________
Net increase (decrease)                121,739    959,823      9,616  $  91,981
                                       =========================================

  5. DISTRIBUTIONS TO SHAREHOLDERS - On December 31, 2002, a distribution of $0.1721 per share was paid to shareholders of record on this same date from net investment income.

                                   FORM N-1A
                          PART C - OTHER INFORMATION



                 Contents                                           Page #

      1.  Financial Statements & Exhibits ............................. 1

      2.  Control Persons ............................................. 1

      3.  Number of Shareholders ...................................... 1

      4.  Indemnification ............................................. 1

      5.  Activities of Investment Advisor ............................ 1

      6.  Principal Underwriters ...................................... 1

      7.  Location of Accounts & Records .............................. 1

      8.  Management Services ......................................... 1

      9.  Distribution Expenses ....................................... 1

     10. Undertakings ................................................. 1

     11. Auditor's Consent ............................................ 2

     12. Signatures ................................................... 3



     Exhibits

         Reimbursement Agreements - Officers/Directors ............... 10 ii


























                                     - i -



1. a. Financial Statements - Performance comparisons with the S & P 500, the ef-fect of federal taxes on the net profit and financial information on a per share basis is presented in Part A for 2002. All other financial statements are presented in Part B including:
    SCHEDULE OF INVESTMENTS  - DECEMBER 31, 2002
    STATEMENT OF ASSETS AND LIABILITIES - DECEMBER 31, 2002
    STATEMENT OF OPERATIONS - YEAR ENDED DECEMBER 31, 2002
    STATEMENT OF CHANGES IN NET ASSETS - YEARS ENDED DECEMBER 31, 2002 & 2001 NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2002
   b. Exhibits
       (3.i)    Articles of Incorporation
       (3.ii)   By-Laws
       (10.i)   Investment Advisory Contract
       (10.ii)  Reimbursement Agreements with Officers and/or Directors
       (99.1)   Opinion of Counsel Concerning Fund Securities
   All exhibits are incorporated by reference to post-effective amendment no. 25 of the Securities Act of 1933 except exhibit (10.ii) which is attached. In addition the Fund's Code of Ethics pertainent to Rule 17j-1 is also presented as an exhibit to better inform the investing community of our ethics policies regarding Fund securities.

2. Control Persons - Not applicable

3. Number of Shareholders - There were 797 shareholders of the Valley Forge Fund as of December 31, 2002.

4. Indemnification - Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers & controlling persons of the registrant, the registrant has been advised that, in the o-pinion of the Securities and Exchange Commission, such indemnification is a-gainst public policy as expressed in the Act and is, therefore, unenforce-able. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, of-ficer or controlling person in connection with the securities being register-ed, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jur-isdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

5. Investment Advisor Activity - The Valley Forge Management Corp. currently performs on its Investment Advisory Contracts with the Valley Forge Fund Inc. and The O'Higgins Fund. Mr Bernard Klawans, owner of the Investment Adviser, is also president of the Bookkeeper Corp., Wayne PA that owns apartments in Crum Lynne PA and the Raven Motel in Media PA. In addition, he is part owner of Valley Forge Software Corp. that leases junior and senior public schools student scheduling software.

6. Principal Underwriter - The Investment Adviser acts as the Fund underwriter.

7. Location of Accounts & Records - All fund records are held at corporate head-quarters - 1375 Anthony Wayne Drive, Wayne Pa. 19087 - with the exception of security certificates that are in a safe deposit box at the Commerce Bank, Valley Forge, PA.

8. Not applicable.

9. Distribution Expenses - The fund currently bears no distribution expenses.

10. Not applicable.
                                     - 1 -



                              Sanville & Company
                          Certified Public Accountants
                              1514 Old York Road
                              Abington PA. 19001
                                 215-884-8686



               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We consent to the use of our report, dated February 5, 2003, on the annual fi-nancial statements and financial highlights of the Valley Forge Fund, Inc. which is included in Part A and B in Post Effective Amendment No. 39 to the Registra-tion Statement under the Securities Act of 1933 and Post Effective Amendment No. 27 under the Investment Company Act of 1940 and included in the Prospectus and Statement of Additional Information, as specified, and to the reference made to us under the caption "Independent Auditors" in the Statement of Additional In-formation.




Abington Pennsylvania                                 \s\ Sanville & Company
February 19, 2003                                 Certified Public Accountants






































                                     - 2 -



     SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and the Invest-ment Company Act of 1940, the VALLEY FORGE FUND, Inc. certifies that it meets all of the requirements for effectiveness of this Registration State-ment and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wayne and State of Pennsylvania, on the 28nd day of February, 2003.


                                                  VALLEY FORGE FUND, INC.


                                              /s/ Bernard B. Klawans,
                                                  President




Signatures                           Title                            Date


/s/ Bernard B. Klawans     President, CEO and Director              02/28/03

/s/ Sandra K. Texter       Treasurer                                02/28/03

/s/ William A. Texter      Secretary and Director                   02/28/03

/s/ Victor J. Belanger     Director                                 02/28/03

/s/ Dr.Gerd H. Dahl        Director                                 02/28/03

/s/ Dr. James P. King      Director                                 02/28/03

/s/ Donald A. Peterson     Director                                 02/28/03